UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934


                          BMJ Medical Management, Inc.
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                  055950 10 9
                                 (CUSIP Number)

 M. Steven Alexander                                 with copies to:
 Paribas                                             John M. Reiss, Esq.
 787 Seventh Avenue                                  White & Case LLP
 New York, NY  10019                                 1155 Avenue of the Americas
 212-841-2000                                        New York, NY 10036
                                                     212-819-8200

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  ------------

CUSIP No. 055950 10 9

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas                    I.R.S. Identification No. 132937443

-------- -----------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]

                                                                        (b) [X]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [  ]
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of France

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              340,000*
WITH                                        (see discussion in Items 4 & 5)

                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            340,000*
                                            (see discussion in Items 4 & 5)
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         340,000* (see discussion in Items 4 & 5)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [  ]


 ------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.7% (see discussion in Items 4 & 5)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BK
-------- -----------------------------------------------------------------------

* Paribas may be deemed to be the beneficial owner of the common stock of BMJ Medical Management, Inc. reported herein through its ownership of Paribas Principal Inc. Such shares of BMJ Medical Management, Inc. are not included above so as to avoid double counting.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas Principal Incorporated      I.R.S. Identification No. 133529118

-------- -----------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]

                                                                       (b) [X]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
         WC
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [  ]
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of New York

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              1,580,135
WITH                                        (see discussion in Items 4 & 5)

                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            1,580,135
                                            (see discussion In Items 4 & 5)
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,580,135 (see discussion in Items 4 & 5)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [  ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.1%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

                          BMJ Medical Management, Inc.

Item 1.  Security and Issuer

          This statement on Schedule 13D relates to the common stock, $0.001 par value per share ("Common Stock") of BMJ Medical Management, Inc., a Delaware corporation ("the Company"), the principal executive offices of which are located at 4800 North Federal Highway, Suite 101-E, Boca Raton, Florida 33431.


Item 2.  Identity and Background

          This statement on Schedule 13D is being filed by (i) Paribas Principal Incorporated ("PPI"), a corporation organized under New York law and (ii) Paribas, a banking organization established under the laws of the Republic of France which engages in activities and maintains holdings in a number of jurisdictions. PPI and Paribas are hereinafter sometimes collectively referred to as the "Reporting Persons."

          PPI is a wholly-owned subsidiary of Paribas North America, Inc. which in turn is a wholly-owned subsidiary of Paribas. PPI is a Small Business Investment Company ("SBIC") licensed by the U.S. Small Business Administration through which Paribas holds non-controlling investments in qualifying small businesses. The address of PPI's principal place of business is 787 Seventh Avenue, New York, New York 10019.

          Paribas engages in banking and financial services world-wide. In addition, Paribas holds operating subsidiaries that engage in a wide variety of financial services, manufacturing, trading development and related activities. The principal office address of Paribas is 3, rue d'Antin, 75002 Paris, France.

          The attached Schedule I is a list of the executive officers and directors of PPI and Paribas, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) place of citizenship.

          During the last five years, neither PPI, Paribas nor, to the best of PPI's or Paribas' knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

          Pursuant to a Credit Agreement, dated as of June 30, 1998, among the Company, Paribas (as agent) and various financial institutions party thereto (the "Credit Agreement"), Paribas and such other financial institutions provided loans to the Company to effect, in part, certain transactions. In connection therewith, the Company, issued to Paribas two common stock purchase warrants, dated June 30, 1998 (the "Paribas Warrants"). Pursuant to the Paribas Warrants, certain rights were granted to Paribas relating to the Common Stock of the Company as partial consideration to be paid in connection with the Credit Agreement.

          Pursuant to the Paribas Warrants, the Company issued to Paribas (i) a warrant to purchase 175,000 shares of Common Stock exercisable at any time on or after the date thereof and prior to June 30, 2008 at an exercise price of $9.00, and (ii) a warrant to purchase 165,000 shares of Common Stock exercisable at any time on or after the date thereof and prior to June 30, 2008 at an exercise price of $0.01.

          Pursuant to a Securities Purchase Agreement, dated as of June 30, 1998 (the "Securities Purchase Agreement") between the Company and PPI, the Company sold to PPI for an aggregate consideration of $7,000,000 (i) 1,473,684 shares of Series A Convertible Preferred Stock (the "Preferred Stock") convertible into Common Stock at any time on or after the date of issuance thereof with the rights and restrictions set forth in the Certificate of Designation for the Preferred Stock and (ii) certain nominal exercise price common stock purchase Warrants (the "Initial Warrants") to purchase, initially, subject to certain anti-dilution provisions set forth in the Warrant Agreement (the "PPI Warrant Agreement"), dated as of June 30, 1998 between the Company and PPI, 106,451 shares of Common Stock.

          All cash payments made or to be made in connection with the purchase of Initial Warrants and the Preferred Stock have been and are (in the case of the exercise price, with respect to the Initial Warrants) expected to be from working capital of Paribas or PPI, as the case may be.


Item 4.  Purpose of the Transaction

          The shares (or the rights to purchase shares pursuant to the Preferred Stock, the Additional Preferred Stock and the Warrants), the ownership of which is reported hereby, were acquired for investment purposes. The Reporting Persons reserve the right from time to time to acquire additional shares, or to dispose of some or all of their shares. The Reporting Persons may from time to time discuss with management of the Company various ideas with a view to enhancing the value of the shares.

          In addition to the Preferred Stock, pursuant to the Securities Purchase Agreement, PPI may, subject to the provisions of the Securities Purchase Agreement and the Certificate of Designation for the Preferred Stock, acquire (i) $3,000,000 of shares of a new series of convertible preferred stock (the "Additional Preferred Stock") convertible into shares of Common Stock on or before September 8, 1998, (ii) certain additional common stock purchase warrants (the "Additional Warrants") on or before September 8, 1998, (iii) certain common stock purchase warrants (the "Registration Warrants") for failure of the Company to effect certain registration rights and (iv) certain common stock purchase warrants for failure of the Company to achieve certain performance targets. The amount of all such securities which may be purchased or received is dependent upon various factors and cannot be determined at this time. Pursuant to the Certificate of Designation for the Preferred Stock, PPI may acquire certain common stock purchase warrants (the "Performance Warrants" and together with the Additional Warrants and Registration Warrants, the "PPI Warrants" and collectively with the Paribas Warrants, the "Warrants") for failure of the Company to affect a redemption of the Preferred Stock under certain circumstances.

          In addition, the Company shall elect and maintain an eight member Board of Directors of which PPI has the right to elect one member to the Company's Board of Directors and a representative ("Observer") or alternatively two Observers.

          Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule I, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition or the control of the Company by any person; (h) any of the Company's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange or association; (i) any of the Company's securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

          (a) As of the date of this statement, Paribas' beneficial ownership of 340,000 shares of Common Stock constitutes beneficial ownership of 1.7% of the total number of outstanding Common Stock (all of which Paribas has the right to acquire pursuant to the Paribas Warrants issued to it).

          PPI's beneficial ownership of 1,580,135 shares of Common Stock (all of which PPI has the right to acquire either pursuant to the Initial Warrants or conversion of the Preferred Stock) constitutes beneficial ownership of 8.1% of the total number of shares of outstanding Common Stock. Paribas may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by PPI.

          (b) Pursuant to the Initial Warrants and Preferred Stock it holds, which have voting rights equal to the number of shares of Common Stock into which each is convertible, PPI has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 1,580,135 shares of Common Stock of the Company.

          (c) During the past sixty days, neither PPI, Paribas nor, to the best knowledge of PPI or Paribas, any of the persons set forth on Schedule I, has effected any transactions in shares of Preferred or Common Stock except pursuant to the Securities Purchase Agreement and the Warrant Purchase Agreement.

          (d) Not applicable.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Securities Purchase Agreement. The Company and PPI entered into the Securities Purchase Agreement, on June 30, 1998.

          Subject to the terms and conditions set forth therein, pursuant to the Securities Purchase Agreement (i) the Company issued, without additional consideration, to PPI nominal exercise price Warrants exercisable for 106,451 shares of Common Stock of the Company, $0.001 par value, at an exercise price of $0.01 per share and (ii) the Company sold, at $4.75 per share, to PPI 1,473,684 shares of Preferred Stock, $0.01 par value, with each such share initially convertible into one share of Common Stock with a liquidation preference equal to $4.75 per share.

          PPI has customary preemptive rights with respect to all issuances of Common Stock and other equity securities based on the holdings of Preferred Stock and Warrants (each on an as converted basis). The foregoing preemptive rights do not apply to issuances of securities in the ordinary course of business to physicians in connection with entering into management service agreements with physician practices, at no less than the fair market value at such time.

          For so long as PPI holds Preferred Stock, Warrants or Common Stock issuable in respect thereof, PPI is entitled to comprehensive information, access and inspection rights.

          PPI is entitled to at least 1 board seat of an 8 member board, and will retain such board representation so long as:

          (a) PPI continues to own at least 50% of the investment contemplated by the Securities Purchase Agreement (on an as converted basis), either in the form of Preferred Stock, Warrants or Common Stock, or

          (b) PPI holds at least 5% of Common Stock, on a fully diluted basis.

          Pursuant to the Securities Purchase Agreement, and for so long as PPI holds securities of the Company, the Company is prohibited from taking any of the following actions without the prior written approval of PPI:

          (a) Declare a dividend, distribution, redemption or make any other payment with respect to the equity of the Company (other than with respect to the Preferred Stock).

          (b) Enter into any line of business other than the management of physician practices in the musculoskeletal services field;

          (c) Amend the organizational documents of the Company in any manner which would be detrimental to PPI;

          (d) Enter into any transaction with affiliates unless made on an arms length basis (other than certain material transactions set forth in the Securities Purchase Agreement and management service agreements entered into in the ordinary course of business and certain transactions where the only affiliate is a subsidiary of the Company);

          (e) Voluntarily file for bankruptcy or commence any other liquidation, winding up or dissolution events;

          (f) Issue of any class of capital stock with rights to dividends or in liquidation in parity with, or superior to the rights of the Preferred Stock or which contains a conversion price which is not fixed (other than the series B preferred stock); and

          (g) Allow any subsidiary of the Company or practice with whom the Company has a management agreement, to sell any financial interest in such person.

          PPI has certain registration rights described in the Securities Purchase Agreement (including without limitation the right to require the Company to effect a shelf registration covering all of the securities issuable upon exercise or conversion of the Preferred Stock and the Initial Warrants). PPI is entitled to certain common stock purchase warrants if the Company fails to cause a shelf registration to become effective within 90 days of the date of the Securities Purchase Agreement.

          Warrant Agreement. The Company and PPI entered into a Warrant Agreement, dated as of June 30, 1998.

          Subject to customary put rights exceptions, PPI has the right to require the Company to purchase all or any part of the Warrants at the fair market value, upon the earliest to occur of the following events:

          (a) A change of control;

          (b) Any merger or consolidation of the Company resulting in the transfer of beneficial ownership of 50% or more of the voting securities of the Company;

          (c) Any sale, lease or other disposition of all or substantially all of the assets of the Company resulting in the transfer of beneficial ownership of 50% or more of the voting securities of the Company; and

          (d) The occurrence of the fifth anniversary of the Closing Date so long as the put does not violate the Credit Agreement.

          The Warrants have certain anti-dilution protections more fully described in the PPI Warrant Agreement. The PPI Warrants shall have the right to vote (together as a single class with the Common Stock) and the right to receive dividends on an as-converted basis each as more fully described in the PPI Warrant Agreement.

          If the Company achieves certain performance targets, the Company has the option to cancel up to 25% of the Warrants if, within 12 months of the date of the acquisition, the Company's average closing price for the Common Stock exceeds a certain level set forth in the Warrant Agreement over a period of not less than thirty (30) consecutive trading days (the "Cancellation Period") and the average daily trading volume exceeds 100,000 shares during such Cancellation Agreement.

          Certificate of Designation. The Company filed a Certificate of Designation with the Delaware Secretary of State on June 30, 1998.

          Pursuant to the Certificate of Designation for the Preferred Stock, PPI may acquire certain common stock purchase warrants for failure of the Company to affect a redemption of the Preferred Stock under certain circumstances.

          Subject to customary put rights exceptions, PPI has the right to require the Company to purchase all or any part of the Preferred Stock at a price per share equal to the Purchase Price plus all accrued and unpaid dividends, upon the earliest to occur of the following events:

          (a) A change of control;

          (b) Any merger or consolidation of the Company resulting in the transfer of beneficial ownership of 50% or more of the voting securities of the Company;

          (c) Any sale, lease or other disposition of all or substantially all of the assets of the Company resulting in the transfer of beneficial ownership of 50% or more of the voting securities of the Company; and

          (d) The occurrence of the fifth anniversary of the Closing Date so long as the put does not violate the Credit Agreement.

          The Company may repurchase any outstanding shares of Preferred Stock upon written notice at any time following the earlier of (i) 6 years and 90 days following the Closing Date, and (ii) the date on which the market value of Common Stock of the Company equals or exceeds 150% of the purchase price per share of Preferred Stock.

          Common Stock Purchase Warrants. The Company issued Common Stock Purchase Warrants, dated as of June 30, 1998 to Paribas.

          Subject to the terms and conditions set forth therein, the Company issued to Paribas (i) a Warrant exercisable for 175,000 shares of Common Stock of the Company, $0.001 par value per share, at an exercise price of $9.00 and
(ii) a Warrant exercisable for 165,000 shares of Common Stock of the Company, $0.001 par value per share, at an exercise price of $0.01. The Paribas Warrants expire on the tenth anniversary of the date of issuance thereof.

          The  Warrants  have  certain  anti-dilution   protections  more  fully
described in the Paribas Warrants.

          Except as described in Item 4 above and in this Item 6, neither PPI, Paribas nor, to the best knowledge of PPI or Paribas, any of the individuals identified in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any security of the Company.

          The foregoing description of each of the Securities Purchase Agreement, Warrant Agreement, Paribas Warrants and Certificate of Designation for the Preferred Stock is qualified on its entirety by the provisions of each such document, copies of which are attached hereto as exhibits.

Item 7.  Material to be filed as Exhibits

     1.   Joint Filing Agreement.

     2. Securities Purchase Agreement, dated as of June 30, 1998, between the Company and PPI.

     3.   Warrant Agreement,  dated as of June 30, 1998, between the Company and
          PPI.

     4. Common Stock Purchase Warrant, dated as of June 30, 1998, exercisable into 165,000 shares of Common Stock, between the Company and Paribas.

     5. Common Stock Purchase Warrant, dated as of June 30, 1998, exercisable into 175,000 shares of Common Stock, between the Company and Paribas.

     6. Certificate of Designation, filed with the Delaware Secretary of State on June 29, 1998.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July ___, 1998




                                               PARIBAS



                                               By: /s/ M. Steven Alexander
                                                   -------------------------
                                                   Name:  M. Steven Alexander
                                                   Title: Managing Director

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July ____, 1998




                                               PARIBAS PRINCIPAL INCORPORATED



                                               By: /s/ M. Steven Alexander
                                                   -------------------------
                                                   Name:  M. Steven Alexander
                                                   Title: President

                                                                      SCHEDULE I

          The following tables set forth for the directors and executive officers of PPI and Paribas (i) the name and citizenship of each such person;
(ii) the present  principal  occupation or  employment of each such person;  and
(iii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted.

                                       A.
                     EXECUTIVE OFFICERS AND DIRECTORS OF PPI


                                                               Present principal occupation or employment and
Name/Position                          Citizenship             name and business address of employer

M. Steven Alexander/                   United States           Managing Director of Paribas,
Director and President of                                      New York Branch
PPI                                                            787 Seventh Avenue
                                                               New York, New York 10019

Philippe Blavier/                      United States and       Global Head of Corporate Banking of Paribas,
Director of PPI                        French                  3 rue d'Antin 75002 Paris, France

Jeffrey Youle/                         United States           Managing Director of Paribas,
Director and Secretary of PPI                                  New York Branch
                                                               787 Seventh Avenue
                                                               New York, New York 10019

Everett Schenk/                        United States           Managing Director of Paribas,
Director of PPI                                                New York Branch
                                                               787 Seventh Avenue
                                                               New York, New York  10019

Herve Couffin/                         French                  Member of the Executive
Director of PPI                                                Committee of Paribas
                                                               Affaires Industrielles, 3 rue
                                                               d'Antin 75002 Paris, France

Gary Binning/                          United States           Managing Director of Paribas,
Director of PPI                                                New York Branch
                                                               787 Seventh Avenue
                                                               New York, New York 10019

Stephen Eisenstein/                    United States           Managing Director of Paribas,
Director of PPI                                                New York Branch
                                                               787 Seventh Avenue
                                                               New York, New York 10019

Donna Kiernan/                         United States           Chief Financial Officer of Paribas,
Chief Financial Officer of PPI                                 New York Branch
                                                               787 Seventh Avenue
                                                               New York, New York 10019


                                       B.
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                     PARIBAS

          Except as otherwise noted, the address of each such person in this Part C is 3, rue d'Antin, 75002 Paris, France.



                                                                         Present Principal occupation or
                                                                         employment and name and business
Name/Position                                    Citizenship             address of employer

Michel Francois-Poncet/                             French               President of Supervisory Board of PARIBAS
President of Supervisory Board

Evan Baird/Member of Supervisory                United Kingdom           President
Board                                                                    SCHLUMBERGER
                                                                         42, rue Saint Dominique
                                                                         75007 Paris, France

Claude Bebear/Member of                             French               President
Supervisory Board                                                        AXA
                                                                         21/23, avenue de Matignon
                                                                         75008 Paris, France

Paul Desmarais/Member of Supervisory               Canadian              President
Board                                                                    Power Corporation of Canada
                                                                         751 Victoria Square
                                                                         Montreal, Quebec  Canada

Jean Gandois/Member of Supervisory                  French               President
Board                                                                    Cockerill Sambre
                                                                         4 Rue Quentin Bauchart
                                                                         75008 Paris, France

Antoine Jeancourt-Galignani/ Member                 French               President
of Supervisory Board                                                     ASSURANCES GENERALE
                                                                          DE FRANCE
                                                                         87, rue de Richelieu
                                                                         75002 Paris, France

Thierry Desmarest/Member of                         French               President
Supervisory Board                                                        COMPAGNIE FRANCAISE
                                                                          DES PETROLES TOTAL
                                                                         Tour Total
                                                                         24, Cours Michelet
                                                                         92080 Puteaux, France

Andre Levy-Lang/                                    French               President of Board of
President of Board of Management                                          Management of PARIBAS

Philippe Dulac/                                     French               Member of Board of
Member of Board of Management                                            Management of PARIBAS

Christian Manset/                                   French               Member of the Supervisory Board  of
Member of Supervisory Board                                              PARIBAS

Colette Neuville/Member of                          French               Representative of the Minority
Supervisory Board                                                        Shareholders Association
                                                                         4, rue Montescot
                                                                         28000 Chartres, France

Dennis Kessler/Member of Supervisory                French               Directeur General
Board                                                                    AXA
                                                                         21/23, Avenue de Matignon
                                                                         75008 Paris, France

Serge Tchuruk/Member of Supervisory                 French               Alcatel Alsthom
Board                                                                    33, rue Emeriau
                                                                         75015 Paris, France

Amaury-Daniel de Seze/                              French               Member of Board of
Member of Board of Management                                            Management of PARIBAS

Antonio Borges/                                   Portuguese             Dean of INSEAD Business School,
Member of the Supervisory Board                                          Boulvard de Constance
                                                                         77305 Fountainbleau Cedex

Philippe Degeilh/                                   French               Member of the Supervisory Board of
Member of the Supervisory Board                                          Paribas

Paul-Louis Halley/                                  French               Chairman
Member of the Supervisory Board                                          Promodes
                                                                         123 rue Jules Guesde
                                                                         12300 Levallois-Perret

Alexandre Lamfalussy/                              Belgian               President
Member of the Supervisory Board                                          Insitute of European Studies
                                                                         Place des Doyeus
                                                                         1348 Louvairre, Neuve
                                                                         Belgium

Jean Clamon/                                        French               Member of the Board of Management
Member of the Board of Management                                        of Paribas

Virin Moulin/                                       French               Member of the Supervisory Board of
Member of the Supervisory Board                                          Paribas

Pierre Nourrit/                                     French               Member of the Supervisory Board of
Member of the Supervisory Board                                          Paribas

Pierre Scohier/                                    Belgian               President
Member of the Supervisory Board                                          Compagnie Belge de
                                                                         Particiaptions/Paribas
                                                                         World Trade Center  I, 162,
                                                                         Boulevard Emille Jacqmain,
                                                                         Boite postale 56 1210, Bruxelles

Dominique Hoenn/                                    French               Member of the Board of Management
Member of the Board of Management                                        of Paribas

Robert de Metz/                                     French               Member of the Board of Management
Member of the Board of Management                                        of Paribas

Bernard Muller/Member of the Board                  French               Member of the Board of Management
of Management                                                            of Paribas


                                  EXHIBIT INDEX


Exhibit No.                Description

     99.  Joint Filing Agreement

     4.1. Warrant Agreement, dated as of June 30, 1998, between the Company and PPI.

     4.2. Certificate of Designation for the Preferred Stock, filed with the Delaware Secretary of State on June 29, 1998

     4.3. Securities Purchase Agreement, dated as of June 30, 1998, between the Company and PPI.

     4.4. Common Stock Purchase Warrant, dated as of June 30, 1998, exercisable into 165,000 shares of Common Stock, between the Company and Paribas.

     4.5. Common Stock Purchase Warrant, dated as of June 30, 1998, exercisable into 175,000 shares of Common Stock, between the Company and Paribas.